UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Axovant Gene Therapies Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable – Voluntary Filing

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Name of Reporting Persons: Roivant Sciences Ltd. I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,244,047 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 13,244,047 (see Item 5)

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,244,047 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.1% (see Item 5)(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         A 1-for-8 reverse share split of the Common Shares, $0.00001 par value per share (the “Common Shares”) of Axovant Gene Therapies Ltd. (the “Issuer”) was effected on May 8, 2019. All share percentage calculations in this Amendment No. 3 to the Schedule 13D are based on 22,779,891 Common Shares issued and outstanding as of June 7, 2019 (on a post-split basis), as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended March 31, 2019 filed with the Securities and Exchange Commission on June 11, 2019.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to the Schedule 13D amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018 (as amended and restated by Amendment No. 1 to the Schedule 13D filed with the SEC on December 20, 2018 and by Amendment No. 2 to the Schedule 13D filed with the SEC on March 19, 2019) (the “Schedule 13D”) relating to the Common Shares, $0.00001 par value per share (the “Common Shares”), of Axovant Gene Therapies Ltd. (the “Issuer”). This Amendment No. 1 to the Schedule 13D describes changes in the internal governance of Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”) relating to Roivant’s dispositive power over the Common Shares. Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party. As a result of the changes in the internal governance of Roivant, Roivant’s shareholders previously disclosed in the Schedule 13D (SoftBank Vision Fund and certain affiliates (“SoftBank”), QVT Associates GP LLC and certain affiliates (“QVT”), Dexxon Holdings Ltd. and certain affiliates (“Dexxon”), Viking Global Investors LP and certain affiliates (“Viking”)) and Roivant’s Independent Directors (as defined below) are no longer deemed to beneficially own the Common Shares directly owned by Roivant. Additionally, based on other changes in Roivant’s internal governance relating to oversight of Roivant’s business and governance, SoftBank, QVT, Dexxon and Viking are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D. These changes do not impact Roivant’s beneficial ownership of the Common Shares. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)         Reporting Person (Roivant)

This Amendment No. 3 to the Schedule 13D is filed by Roivant, an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Roivant aims to improve health by rapidly delivering innovative medicines and technologies to patients. Roivant does this by building Vants: nimble, entrepreneurial biotech and healthcare technology companies with a unique approach to sourcing talent, aligning incentives, and deploying technology to drive greater efficiency in research and development and commercialization.

Covered Persons

Roivant has a board of directors (such members of the board of directors collectively, the “Covered Persons”). Following changes to Roivant’s internal governance effective July 10, 2019 (as further described in Item 5 of this Amendment No. 3 to the Schedule 13D), Roivant’s shareholders SoftBank, QVT, Dexxon and Viking are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D and thus are no longer included in the term “Covered Persons” in this Amendment No. 3 to the Schedule 13D. The principal business address of each of the Covered Persons is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Sakshi Chhabra	69 Grosvenor Street London X0 W1K3JP, United Kingdom	Director, SoftBank Investment Advisers	India
Andrew Lo	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Charles E. and Susan T. Harris Professor, MIT Sloan School of Management; Director of the MIT Laboratory for Financial Engineering; Principal Investigator at the MIT Computer Science and Artificial Intelligence Laboratory

United States

Patrick Machado	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Chairman, Armaron Bio Pty. Ltd.; Director, Chimerix, Inc.; Director, SCYNEXIS, Inc.; Director, Adverum Biotechnologies, Inc.; Director, Therachon AG; Director, Auransa, Inc.; Director, Turnstone Biologics; Director, Turning Point Therapeutics, Inc.; Director, Principia Biopharma Inc.

United States
Keith Manchester, M.D.	444 Madison Avenue, 21st Floor, New York, New York 10022	Managing Director and Head of Life Sciences, QVT Financial LP	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Vice President, Business Development, Dexcel Pharma Technologies Ltd.	Israel
Vivek Ramaswamy	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Executive Officer, Roivant Sciences, Inc.	United States

(b)    The principal business address of each of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above.

(c)     The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d)    During the last five years, Roivant has not been convicted, and to Roivant’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Roivant has not been a party, and to Roivant’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)         Reporting Person (Roivant)

Roivant directly beneficially owns 13,244,047, or 58.1%, of the Common Shares, and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary interest therein. The internal governance changes within Roivant described in this Item 5 do not impact Roivant’s beneficial ownership of the Common Shares.

Independent Directors

On July 10, 2019, the board of directors of Roivant adopted changes to Roivant’s internal governance concerning Roivant’s dispositive power over the Common Shares and other matters relating to oversight of Roivant’s business and governance.  As a result of these changes, dispositions of the Common Shares require the approval of a majority of Roivant’s board, including (i) at least two directors meeting certain independence criteria (each, an “Independent Director” and, collectively, the “Independent Directors”) or, (ii) if there is only one Independent Director, that sole Independent Director. Andrew Lo and Patrick Machado are currently Independent Directors of Roivant. Additionally, the vote of a majority of Roivant’s shareholders holding 5% or more of Roivant’s shares (other than Vivek Ramaswamy) may override certain decisions of the Roivant board of directors, including with respect to dispositions of Common Shares.

As a result of the above changes, each of Roivant’s Independent Directors and its shareholders SoftBank, QVT, Dexxon and Viking no longer has the individual right to veto dispositive decisions of Roivant’s board of directors, and so has ceased to have beneficial ownership of the Common Shares directly owned by Roivant.

All share percentage calculations in this Amendment No. 3 to the Schedule 13D are based on 22,779,891 Common Shares issued and outstanding as of June 7, 2019 (on a post-split basis accounting for the 1-for-8 reverse share split of the Common Shares effected on May 8, 2019), as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended March 31, 2019 filed with the SEC on June 11, 2019.

(b)         See rows 7-10 of the cover page to this Amendment No. 3 to the Schedule 13D for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.

(c)          As a result of the reverse share split effected May 8, 2019, Roivant received cash in exchange for fractional Common Shares. Except as otherwise stated in this Amendment No. 3 to the Schedule 13D, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d)         Except as disclosed in this Amendment No. 3 to the Schedule 13D and in the Schedule 13D, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory